EXHIBIT 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

Three Months Ended March 31	2012	2011

FIXED CHARGES
Interest expense	$39.0	$45.8
Portion of rentals deemed interest	1.2	1.7

TOTAL FIXED CHARGES	$40.2	$47.5

EARNINGS
Income before taxes	$479.0	$286.3
Fixed charges	40.2	47.5

EARNINGS AS DEFINED	$519.2	$333.8

RATIO OF EARNINGS TO FIXED CHARGES	12.92X	7.03X